Alaska Pacific Energy Corp.

2005 Costa Del Mar Road, Carlsbad CA, 92009

June 12, 2009

H. Roger Schwall, Assistant Director

John W. Madison, Attorney Division of Corporate Finance

United States Securities and Exchange Commission

          RE: Alaska Pacific Energy Corp.

                  Form- 10-12G/A2

                  File No. 0-53607

Dear Sirs,

The following are our responses pursuant to your comment letter dated June 9, 2009 respecting the Alaska Pacific Energy Corp., Form 10-12G/A filed May 29, 2009.

We have include this response letter, our amended Form 10 in clear and also a redline version of the Form 10 for your convenience. The page numbers included with our responses in this response letter refer to the clear Form 10 only.

Please note also that we have maintained your comments in black font and prepared our responses in red font.

General

1. We note that your registration statement was automatically effective by operation of law on June 1, 2009; however, you have yet to clear all of our comments. Please bear in mind that you are now a reporting company under the Exchange Act of 1934 and must continue to file all reports required by such Act. On that note, your first quarterly report on Form 10-Q, covering the quarter ended April 30, 2009, will be due by July 16, 2009, following the guidance in Rule 13a-13 of regulation 13A.

The required first quarterly report on Form 10-Q was filed via Edgar on June 11, 2009. Please note that the filed quarterly report properly reflects your comment No. 2 respecting accounting policy on exploration and development costs.

Market Price of and Dividends on the Registrant’s Common Equity, page 32

2. Please note that your revised description of Rule 144 is not accurate. Please see SEC Release No. 33-8869 (December 6, 2007). Available at: http://sec.gov/rules/final/2007/33-8869.pdf

We have revised the description to read as follows: (See page 29)

Pursuant to the revision of Rule 144, effective February 15, 2008, a non-affiliate of a company which is a "reporting" entity subject to sections 13(a) or 15(d) of the Securities Exchange Act of 1934 and is current in its reporting obligations and who has held his or her shares for a period of at least six months may sell his or her shares without limitation. Furthermore, a non-affiliate shareholder who has held his or her shares for a period of at least one year may sell or transfer his or her shares without limitation, whether or not the issuer is current it its reporting obligations.

An affiliate of a company with reporting obligations pursuant to sections 13(a) or 15(d) of the Securities Exchange Act of 1934 may also sell his shares after holding for a period of at least six months if, and only if, such affiliate complies with the currency of information requirement, volume limitations requirement and the broker transaction requirement of Rule 144.

Financial Statements

Summary of Significant Accounting Policies page F-7

3. We note that your accounting policy on exploration and development costs states that "exploration costs arc charged to operations as incurred" as you have not yet commenced principal mining operations. However, you also disclose that you have incurred $41,600 of exploration and development costs as of January 31, 2009 at pages F-7 and F-9 under this heading. As this amount appears to correspond with the carrying value of your mining claim option, rather than exploration and development costs, please revise your disclosures to specify the amounts expensed as exploration and development costs and the amounts capitalized as acquisition costs for the mining claim options.

The disclosure has been revised to accurately specify the amounts expensed as exploration and development costs and the amounts capitalized as acquisition costs for the mining claim options and now reads as follows:

When it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs subsequently incurred to develop the mine on the property prior to the start of the mining operations are capitalized. Capitalized amounts may be written down if future undiscounted cash flows, including potential sales proceeds, related to mineral property are estimated to be less than the carrying value of the property. At January 31, 2009 and 2008, the Company had no exploration and development costs, however, the Company did capitalize mining option costs as disclosed in Resource Property below. (See page F-7)

Capitalized amounts may be written down if future cash flows, including potential sales proceeds, related to the property are estimated to be less than the carrying value of the property. Management of the Company reviews the carrying value of each resource property interest periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of each property would be recorded to the extent the carrying value of the investment exceeds the estimated future net cash flows. At January 31, 2009 and 2008, the Company capitalized $41,600 and $0 of mining claim option costs, respectively. (See page F-9)

Exhibit 23

4. We note your response to prior comment 23, regarding your auditor's letter of consent. You state that the letter has been updated, however we did not find a revised consent included in your filing. Should you opt to include a letter of consent from your auditors in your next amendment, please ensure that the report dates referenced in the letter correspond with those of the audit opinion. If you do not include the consent, please remove this item from your list of exhibits on page 36.

The item has been removed from our list of exhibits.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please see attached letter acknowledging the above statements. Thank you,

/s/ James R. King

James R. King, President, CEO and Director On Behalf of the Board, Alaska Pacific Energy Corp.